SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         Cablevision Systems Corporation
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                                (Name of Issuer)
                 Class A Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)
                                   12686C 10 9
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                                 (CUSIP Number)
                                Marilyn J. Wasser
                       Vice President - Law and Secretary
                                   AT&T Corp.
                             295 North Maple Avenue
                            Basking Ridge, NJ 07920
                                 (908) 221-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 April 5, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                 --------------------------
CUSIP No. 12686C 10 9                                 Page 2 of ___ Pages
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
               AT&T Corp.
               I.R.S. Identification No. 13-4924710
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /__/
                                                           (b) /__/
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS WC, OO
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION New York
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               7    SOLE VOTING POWER 48,942,172
  NUMBER OF   ------------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER BENEFICIALLY
BENEFICIALLY          -0-
  OWNED BY    ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING            48,942,172*
   PERSON     ------------------------------------------------------------------
    WITH      10    SHARED DISPOSITIVE POWER
                      -0-
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            48,942,172
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                            /__/
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            45.2%**
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    14    TYPE OF REPORTING PERSON
            C0

* Subject to the Stockholders Agreement (See Item 6 hereof).

** Each share of the Issuer's Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Holders of Class B Common Stock and Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 9.1% of the voting power of the Issuer (See Items 1 and 5).

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CUSIP No. 12686C 10 9                                 Page 3 of ___ Pages
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Item 1.   Security and Issuer.

          This Amendment 2 relates to the Class A Common Stock, par value of $.01 per share (the "Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), One Media Crossways, Woodbury, NY 11797. This Amendment amends the Schedule 13D Statement (the "Schedule 13D") of AT&T Corp., a New York corporation ("AT&T") relating to the Issuer filed on March 19, 1999, as amended by Amendment 1 filed on December 15, 2000. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by replacing the last paragraph thereof with the following:

          AT&T is also evaluating a direct or indirect disposition of all or a portion of its shares in the Issuer even if not required in order to comply with the FCC MediaOne Order. In connection with such evaluation, AT&T delivered a demand request to the Issuer on April 5, 2001 pursuant to Annex A to the Stockholders Agreement to register 30 million shares of Common Stock. Any disposition would be dependent on market conditions, AT&T's own business opportunities and liquidity goals and other factors as well as the other factors listed in the preceding paragraphs and there can be no assurance that any disposition will occur or as to the timing, terms or structure thereof.

                              -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 2001


                                        AT&T CORP.


                                        By:  /s/  Robert S. Feit
                                             -------------------
                                        Name:     Robert S. Feit
                                        Title:    Authorized Signatory